OFFER TO PURCHASE FOR CASH UP TO
                       200,000 SHARES OF ITS COMMON STOCK
               (INCLUDING ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                      AT A PURCHASE PRICE OF NOT LESS THAN
                      $22.00 AND MORE THAN $25.00 PER SHARE



                                November 27, 2002



To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

     California Independent Bancorp, a California corporation (the "Company"), has made an offer to purchase for cash up to 200,000 shares of its common stock, (including associated common stock purchase rights), no par value (the "Shares"), at the Purchase Price (defined below), upon the terms and subject to the conditions set forth in its Offer to Purchase dated November 27, 2002 and in the related Letter of Transmittal (which together constitute the "Offer").

     The Company will determine the single per Share price, not less than $22.00 nor more than $25.00 per Share, net to the seller in cash, without interest ("Purchase Price") that it will pay for Shares validly tendered pursuant to the Offer and not properly withdrawn on or prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase), taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the Purchase Price that will allow it to buy 200,000 shares (or such lesser number of Shares are properly tendered at prices not less than $22.00 nor more than $25.00 per Share. All Shares validly tendered at prices at or below the Purchase Price and not properly withdrawn on or prior to the Expiration Date will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration, conditional tender and odd lots provisions. See Section 1 of the Offer to Purchase. The Company reserves the right, in its sole discretion, to purchase more than 200,000 Shares pursuant to the Offer. See Sections 1 and 15 of the Offer to Purchase.

     Upon the terms and subject to the conditions of the Offer, if, at the expiration of the Offer, more than 200,000 Shares are validly tendered at or below the Purchase Price and not properly withdrawn on or prior to the Expiration Date, the Company will buy Shares in the following order: (i) from shareholders who beneficially own an aggregate of fewer than 100 Shares who properly tender all their Shares at or below the Purchase Price; (ii) all Shares conditionally tendered, for which the condition was satisfied, and all other Shares tendered unconditionally, in each case at prices at or below the Purchase Price, on a pro rata basis, from all other shareholders who properly tender their Shares at prices at or below the Purchase Price (and do not properly withdraw them on or prior to the Expiration Date); and (iii) if necessary, Shares conditionally tendered, for which the condition was not satisfied, at prices at or below the Purchase Price selected by random lot. See Sections 1, 3 and 6 of the Offer to Purchase. If any shareholder tenders all of his or her Shares and wishes to avoid proration or to limit the extent to which only a portion of such Shares may be purchased because of the proration provisions, the shareholder may tender Shares subject to the condition that a specified minimum number of Shares or none of such Shares be purchased. See Section 6 of the Offer to Purchase. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration will be returned to the tendering shareholders at the Company's expense as promptly as practicable following the Expiration Date.

     The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer. See Section 6 of the Offer to Purchase.

     For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

     1. Offer to Purchase dated November 27, 2002;

     2. Letter to Clients which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

     3. Letter, dated November 27, 2002, from John I. Jelavich, President and Chief Executive Officer of the Company;

     4. Letter of Transmittal for your use and for the information of your clients (together with Substitute Form W-9 and guidelines); and

     5. Notice of Guaranteed Delivery to be used to accept the Offer if Share certificates and all other required documents cannot be delivered to the Company by the Expiration Date.

     WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. EST TIME, ON MONDAY, DECEMBER 30, 2002, UNLESS THE OFFER IS EXTENDED.

     No fees or commissions will be payable to brokers, dealers or any other persons for soliciting tenders of Shares pursuant to the Offer. The Company will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of Shares held by you as a nominee or in a fiduciary capacity. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of Shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

     In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal and any other required documents should be sent to Company with certificate(s) representing the tendered Shares all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

     As described in Section 3 of the Offer to Purchase, tenders may be made without the concurrent deposit of stock certificates, if such tenders are made by or through a broker or dealer which is a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agency in the United States. Certificates for Shares so tendered, together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be received by the Company within five business days after timely receipt by the Company of a properly completed and duly executed Notice of Guaranteed Delivery.

     Any inquiries you may have with respect to the Offer should be addressed to the Company.

     Additional copies of the enclosed material may be obtained from the Company.

                                       Very truly yours,

                                       CALIFORNIA INDEPENDENT BANCORP



                                       By:      John I. Jelavich
                                           -------------------------------------
                                           John I. Jelavich
                                           President and Chief Executive Officer

Enclosures




NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF THE COMPANY OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THE COMPANY IN CONNECTION WITH THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.